                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SUCCESSFULLY CONCLUDES BOND ISSUE FOR A TOTAL 2.6 BILLION DOLLARS

The issue results in a lengthening of  TI average bond maturity while maintaining the same average cost of debt

Further diversification of investor pool

Milan, 11 July 2006 - Telecom Italia announces that Telecom Italia Capital S.A. today successfully concluded the launch of a multi-tranche bond issue for a total of USD 2.6 billion.

The issue is part of the process of refinancing maturing debt and diversification of the investor pool. With this issue, in particular, Telecom Italia will further lengthen the average bond maturity, bringing it to approximately 8.5 years, without any impact on the average cost of debt, which remains at around 5%.

The bond priced today, at costs which are lower than what would be obtainable on the Euro market, was split into three tranches: a 5-year floating rate note, a 5-year fixed rate bond, and a 30-year fixed rate bond.

Demand registered for the 30-year tranche, totalled USD 2.5 billion.

The details of the issue are:

5-year floating rate tranche:

Issuer:

Telecom Italia Capital S.A.

Garantor:

Telecom Italia S.p.A.

Amount:

USD 850 million

Settlement date:

18 July 2006

Maturity:

18 July 2011

Coupon:

Three-month USD Libor + 0.61%

Issue price:

100%

Redemption price:

100%

The effective discount margin of the 5-year floating rate tranche will stand at 3-month USD Libor plus 61 basis points.

5-year fixed rate tranche

Issuer:

Telecom Italia Capital S.A.

Garantor:

Telecom Italia S.p.A.

Amount:

USD 750 million

Settlement date:

18 July 2006

Maturity:

18 July 2011

Coupon:

6.20%

Issue price:

99.826%

Redemption price:

100%

The effective yield to maturity of the 5-year fixed rate is 6.338% per year, which corresponds to a yield of 117 basis points above the corresponding US treasury bills.

30-year fixed-rate tranche:

Issuer:

Telecom Italia Capital S.A.

Garantor:

Telecom Italia S.p.A.

Amount:

USD 1,000 million

Settlement date:

18 July 2006

Maturity:

18 July 2036

Coupon:

7.20%

Issue price:

99.440%

Redemption price:

100%

The effective yield to maturity of the 30-year fixed rate tranche is 7.377% per year, which corresponds to a yield of 205 basis points above the corresponding US treasury bills.

The bonds will be issued under the 10 billion dollar ”Shelf Registration” programme filed in August  2005 with the SEC and will be listed on the Luxembourg stock exchange.

This press release does not constitute a solicitation to invest, nor can the sale of these bonds take place in jurisdictions in which their offer, solicitation or sale is not legal, or in other words, with methods or limits different to those allowed by the applicable regulations.

Telecom Italia

Telecom Italia Group Press Office

Institutional press office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 11th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager